July 20, 2012

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Professional Diversity Network, LLC
Registration Statement on Form S-1
June 12, 2012
File No. 333-181594

Dear Ms. Jacobs:

By letter dated June 29, 2012 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the Registration Statement on Form S-1/A (the “Amendment”) submitted by Professional Diversity Network, LLC (the “Company”).

In order to facilitate your review, this letter responds to each of the comments set forth in the SEC Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter.

General

1.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response

No materials were given to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. Similarly, there are no research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

Prospectus Cover Page

2.	It appears that you have included disclosure regarding the Customer Stock Ownership Plan on the cover page of the prospectus. Please tell us why you believe that this information is appropriate on the cover page and necessary to understand the offering that you are registering in this prospectus.

July 20, 2012 Page 2

Response

We have included a reference to the Customer Stock Ownership Plan (the “CSOP”) on the cover page of the prospectus because we are conducting our initial public offering through two prospectuses, one that is being offered under this registration statement and one that is being offered under a separate CSOP registration statement. We believe it is appropriate to disclose the existence of a simultaneous offering under the CSOP to prospective investors so that an investor can understand the offering in the aggregate.

3.	Please consider disclosing on the cover page that your directors, executive officer and significant stockholders will continue to hold a significant amount of shares and will continue to have substantial control over corporate matters. This appears to be key information that should be disclosed on the prospectus cover page.

Response

We added disclosure on the cover page to state that directors, executive officers and significant stockholders will continue to hold a significant amount of shares and will continue to have substantial control over corporate matters.

Prospectus Summary, page 1

4.	Please refer to prior comment 4 and move the defined terms, such as “professionals,” “users,” and “diverse”) to a section of the prospectus that is not subject to the plain English requirements of Rule 421(d) of Regulation C, such as the Management’s Discussion and Analysis of Financial Condition and Results of Operations section.

Response

As requested by the Staff, we have moved the defined terms to the Management’s Discussion and Analysis of Financial Condition and Results of Operations section.

5.	We note your response to prior comment 11 that you will organize as a Delaware corporation as soon as practicable after your registration statement is effective and the underwriting agreement is signed but prior to the closing the offering. Please tell us whether you intend to rely on Rule 414 of the Securities Act and, if so, what consideration you have given to providing disclosure that the Delaware corporation will succeed to the obligations of the LLC. Further, tell us whether there is a binding contractual obligation that provides that the members of the company will contribute 100% of their membership interests of the LLC to the newly formed corporation, other than an understanding that these members will exchange their notes for shares of the common stock. If not, tell us what will occur if the conversion does not occur and the impact that this will have on the company and this offering.

July 20, 2012 Page 3

Response

We intend to reorganize into a Delaware corporation substantially simultaneously with the effectiveness of the registration statement. Immediately prior to the reorganization, the successor entity, Professional Diversity Network, Inc., will have no assets or liabilities other than nominal assets or liabilities, and the reorganization will be effected by a merger or similar succession pursuant to statutory provisions. The successor entity will acquire all of the assets and assume all of the liabilities and obligations of the predecessor entity. Because we will reorganize substantially simultaneously with the effectiveness of the registration statement, we would not be subject to the Exchange Act at the time of the reorganization. Therefore, our reorganization will be approved by our three outstanding security holders, but we will not be filing a proxy statement pursuant to Section 14(a) or information statement pursuant to Section 14(c) of the Exchange Act pursuant to Rule 414, as we would not be subject to the Exchange Act at the time of such approval.

We have provided disclosure that the successor entity will succeed to the obligations of the predecessor entity. We intend to have a binding agreement in place prior to effectiveness that provides that the members of the predecessor company will contribute 100% of their membership interests of the LLC to the newly formed corporation.

Risks Associated with Our Business, page 8

6.	Please tell us whether you will be deemed a “controlled company” as defined by Nasdaq Rule 5615(a) and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, disclose on your prospectus cover page and prospectus summary that you are a controlled company and add a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

Response

Since our offering price has not been determined, and we currently do not know how many shares of our common stock will be offered, we currently do not know whether we will be a controlled company as defined by Nasdaq Rule 5615(a) following the offering. Nevertheless, we will not rely on any exemptions as a controlled company, and will have a majority independent board of directors, and an audit committee, a nominating committee and a compensation committee comprised solely of independent directors. We have added disclosure on the cover page and prospectus summary, as well as an additional risk factor disclosing the possibility that we may be a controlled company, and that we may, in the future, decide to rely on an exemption from such corporate governance requirements.

Summary Financial Data, page 12

7.	Please revise your balance sheet data table on page 13 to include a “Pro forma” column and a “Pro forma as adjusted” column, both reflecting respective adjustments, as described, similar to the presentation in the capitalization table on page 30 (as adjusted for the Staffs comment below).

Response

We have revised our balance sheet data table to include a “Pro forma” column and a “Pro forma as adjusted” column as per the Staff’s request.

July 20, 2012 Page 4

Capitalization, page 30

8.	In order to provide a clearer presentation to investors, please further revise your capitalization table by combining the second and third bullet points where you describe the “pro forma basis” adjustments into one bullet point so that each bullet will correspond to a specific column in the table. Further revise the title of the “Reorganization Adjustments” column to “Pro forma” so as to use terminology that is consistent with that in your bullet point description.

Response

We have revised our capitalization table to combine the second and third bullet points and also revised the title of the columns.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 34

9.	We note your revised disclosures regarding recruitment and advertising revenue in response to prior comment 22. However, it remains unclear that your ability to generate additional recruitment revenue will be limited unless job posts exceed certain thresholds, which to date, they have not or unless you can renew your agreement on more favorable terms. Please further clarify this in your disclosures noting the potential impact on future operations. For example, you state that if you renew your agreement with Monster Worldwide, you will seek favorable modifications to amounts payable by Monster. Please clarify that to the extent you are unable to negotiate such terms, your recruitment revenues may experience, minimal or no growth.

Response

We have clarified our disclosure to note the potential impact of our potential inability to meet certain thresholds or to renew our agreement on more favorable terms.

10.	With regards to your revised advertising disclosure on page 35, you state that unless you earn additional advertising revenue from clients outside of the higher education sector, your ability to generate additional “recruitment” revenue is limited. Please clarify whether this should say your ability to generate additional advertising revenue is limited and if so, please revise.

Response

We have revised our disclosure to say advertising revenue.

July 20, 2012 Page 5

Key Components of Our Results of Operations, page 36

11.	We note your response to prior comment 24 and your revised disclosure on page 39 regarding the condominium in Miami. You refer to these payments as “guaranteed payments” and it is unclear to whom these payments are guaranteed, i.e., Mr. Kirsch, the bank, or another party. Please explain to us specifically what arrangement the company has entered into related to this transaction and tell us what payments are required and to whom the company is obligated to make such payments. To the extent you are a guarantor within the scope of ASC 460, please tell us how you considered disclosing this transaction pursuant to ASC 460-10-50. If the arrangement is not within the scope of ASC 460, but you otherwise have an obligation to make payments either directly to Mr. Kirsch or to others on his behalf, please tell us your consideration to disclose that arrangement pursuant to the guidance in ASC 440. Lastly you note on page 68 that the company will no longer pay the condominium costs effective as of a certain date in 2012. Please explain whether these are the terms under the current agreement, whether you intend to amend the current agreement, or whether you otherwise determined you will stop paying these costs. Please revise your disclosures accordingly to clarify such terms.

Response

We have reviewed the Staff’s comment relating to the guaranteed payments to Mr. Kirsch. For the sake of clarity, we wish to advise the Staff that we make “guaranteed” payments to Mr. Kirsch as a member of the LLC. These payments are reported as compensation and are treated as “guaranteed” payments for income tax purposes under IRS Tax Code Section 707-C. The guaranteed payments that we make to Mr. Kirsch include a fixed contractual component specified in the LLC operating agreement and a discretionary component that includes payments of interest and expenses on the condominium which Mr. Kirsch personally owns to 3rd parties. The discretionary components of these payments are not being made pursuant to a “guaranty” (as opposed to a “guarantee” arrangement) The Company intends to discontinue paying the condominium costs prior to the closing of the offering; however, we retain the right to discontinue these payments at any time. Additionally, in order to provide a clearer presentation to investors, we have changed the term “guaranteed payments” to “additional compensation payments” throughout the document.

The Company has not issued, signed, committed to or entered into any “guaranty” arrangements (written or oral) with the bank that financed Mr. Kirsch’s purchase of the condominium, or any other third parties for that matter. Accordingly, the company is not a guarantor within the scope of ASC 460 as this is not a guarantee of 3rd party financial, performance or indemnification debt. The Company has no direct or indirect obligation, contractually or otherwise to make such payments. The payments made on behalf of Mr. Kirsch are compensatory in nature and do not relate to a guarantee. The Company at its own discretion pays the costs of the condominium on behalf of Mr. Kirsch; however the Company retains the right to discontinue making these payments. Accordingly, we believe that Mr. Kirsch does not have an enforceable right to these payments that would constitute a commitment in accordance with ASC 440. Nonetheless, we have revised our disclosure to describe this arrangement in Note 8, Commitments and Contingencies in our Financial Statements.

Liquidity and Capital Resources, page 50

12.	We note your response to prior comment 26 where you state that the payment terms from your two primary customers, Monster Worldwide and Apollo Group are 45 and 60 days, respectively and your Day Sales Outstanding was 105 days for 2011 and 92 days for the

July 20, 2012 Page 6

three months ended March 31, 2012. It appears that disclosing this information and explaining the reason for the significant difference between the payment terms and the actual collection periods would be beneficial information to investors in understanding your large accounts receivable balance as well as your overall liquidity position. Please revise your disclosures accordingly.

Response

We have revised our disclosures to include the payment terms and the average days to pay for our two primary customers instead of disclosing our days sales outstanding as we feel that this is a more meaningful disclosure. Our average sales per day increased significantly in 2011, by more than 25%, and by about 7.5% in the first quarter of 2012. While our two primary customers may have historically paid beyond the specified payment terms, our experience has been that they are credit worthy customers and to date we have had no collections issues with either one.

Executive Compensation

Guaranteed Payments, page 66

13.	We note your revised disclosure in response to prior comment 35 that the guaranteed payments to Mr. Kirsch in 2010 and 2011 were pursuant to a 2004 agreement in which Mr. Kirsch was guaranteed payments equal to 30% of the total debt payments made towards the Ladurini Family. Please disclose this arrangement and the payments made to Mr. Kirsch as a related party transaction. Notwithstanding your cross-reference to the executive compensation disclosure, it appears that this transaction should be more explicitly disclosed on page 68. Further, please tell us, with a view toward disclosure, the business purpose for the guaranteed payments to Mr. Kirsch. Finally, tell us what consideration you have given to filing the 2004 agreement as a related party agreement pursuant to Item 601(b)(10)((ii)(A) of Regulation S-K.

Response

We have added the disclosure of the 2004 agreement as a related party transaction as well as including the additional compensation payments in Note 8. Commitments and Contingencies. The business purpose of the transaction is a result of the terms negotiated by Mr. Kirsch in connection with his ownership of the LLC. In considering whether the 2004 agreement is required to be filed pursuant to Item 601(a)(10)(ii)(A), we do not believe the agreement itself is material because prior to commencement of the offering, we will obtain a binding agreement from our founding members that they will convert the outstanding notes into equity. Therefore, immediately preceding the offering, such debt will be converted into equity and no further payments to Mr. Kirsch would be required pursuant to the agreement.

July 20, 2012 Page 7

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

14.	We note your revised disclosures with regards to the Apollo Group Agreements in Note 10. Please explain further your revenue recognition policy for this arrangement. In this regard, we note that the second media schedule with Apollo Group provides for annual income of $1.55 million subject to two year performance audit rights, fixed monthly amounts and 99.9% site availability. You also refer to certain minimum monthly website visits on page F-7. Tell us how you account for the revenue in this arrangement (e.g., ratably over the term) and tell us how you factor these performance conditions into your policy.

Response

The second media schedule with Apollo Group provides for 2 separate and distinct networking portal site services; the E2E Site in which users who click on Ad Units are directed to land on either iHispano.com or AMightyRiver.com, depending on the Site they came from and the E2C Site from which University of Phoenix students or alumni are directed to a landing page with a featured Employer group.

Performance under the E2E Site with Apollo Group commenced in January 2012, at which time the Company launched the advertising and promotion of the E2E Site containing digital banners, dedicated email blasts and weekly blogs. The Company has the guaranteed Apollo Group at least 30,000 visits to the sites over a six month period or must refund any shortfall at $5.00 per visit less than 30,000 visits or extend the agreement until the 30,000 visit guarantee is reached. Site visits for the number of users are measured through an outside service which monitors the Company’s compliance with such minimum visits requirement. Total fees payable under the Second Schedule cannot exceed $150,000. The Company recognizes the lesser of (i) 1/6th of the $150,000 fee per month for each of the 6 months during the minimum measurement period of January 1, 2012 through June 30, 2012, or (ii) the cumulative number of visits through the end of such month. Revenues under the Second Schedule are being recognized at the lesser of these two amounts to ensure that revenue does not exceed actual visits or the requirement to maintain the portal for the minimum period of six months.

Our E2C agreement with Apollo Group is an agreement that provides for a fixed fee of $1,400,000 annually. E2C site users are current students or alumni of the University of Phoenix, or its affiliates, that choose to land on an Employer Group Page that is controlled and hosted by the Company for the purpose of searching job opportunities and descriptions posted by a University of Phoenix Alliance Partner. We invoice Apollo and recognize 1/12th of the contract revenue ratably over the term of the contract on the last day of the month to insure that all performance requirements have been met. There are no guarantees or required amount of visits under the E2C agreement. We are subject to a

July 20, 2012 Page 8

significantly limited performance measure that requires the site to be operational for 99.9% of each month other than for scheduled maintenance. This site was operational prior to the start of the measurement period by utilizing our preexisting platform.

15.	Please revise your disclosures here to incorporate the information provided in your response to prior comment 39 regarding your revenue sharing agreements. Also, when your partners invoice you for their share of the revenue, tell us to which expense account you record this charge. In addition, for arrangements in which the advertising is sold by the professional organizations, tell us whether you invoice the partners for only your portion of the revenue share or some other amount.

Response

We have revised our disclosures to incorporate the information regarding our revenue sharing agreements. When our partners invoice us for their share of the revenue we record the expense to our revenue sharing account within Cost of Services under Costs and Expenses in our Statements of Income. For arrangements in which the advertising is sold by the professional organizations that we partner with, we are strictly providing advertising space on our website that we sell at a fixed price, we invoice the partner for the fee for the advertising space on our site, revenue under these arrangements were approximately $7,000 which is insignificant to our financial statements, needless to say, we are leaving these disclosures in our financial statements.

Note 7. Notes Payable to Members

16.	Please revise your disclosures (either here or in the subsequent events footnote) to include a discussion of the conversion terms for the members notes.

Response

The notes will be converted at the same price as the offering price of our initial public offering. At such time as we and the underwriters of the offering are able to estimate a price range, we will provide disclosure of an estimate of the conversion price based on the midpoint of such range. As of the date of this letter we do not have a range of IPO prices.

Note 8. Commitments and Contingencies

17.	You state on 66 that Mr. Kirsch will receive guaranteed payments equal to 30% of the total debt payments made towards the Ladurini Family Trust promissory notes. Please clarify whether these payments will be made by the company in addition to the amounts currently due on the Ladurini Family Trust promissory notes or whether the Ladurini Family will pay this guarantee out of the Trust’s funds. Also, tell us how the terms of the guaranteed payments are impacted if the notes are converted into common stock. In addition, tell us your consideration for disclosing this obligation and the pertinent terms of the agreement here.

Response

The payments made to Mr. Kirsch are made by the company in addition to the amounts currently due on the Ladurini Family Trust promissory notes. The company pays funds and the trust has no obligation to

July 20, 2012 Page 9

make payments to Mr. Kirsch. The additional compensation payments will terminate once the notes are converted into common stock as the company will no longer have promissory notes which will be required to be repaid. Please see our response to comment 13 for additional discussions of our additional compensation payments.

18.	We note that you intend to seek confidential treatment for portions of your exhibits. Be advised that we will review the applications when they are submitted and provide any comments separately. Any such comments will need to be resolved prior to the effective date of the registration statement.

Response

We note the Staff’s comment, and we have submitted for confidential treatment certain exhibits shortly after the filing of this amendment. Please provide comments on our confidential treatment request upon completion of your review.

If you have any questions, please contact our counsel Brian Lee or Michael Froy at SNR Denton US LLP. Mr. Lee may be reached (212) 768-6926 and Mr. Froy at (312) 876-8222.

Sincerely,

/s/ James Kirsch

James Kirsch

cc:	Brian Lee, Esq.
SNR Denton US LLP